UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

BYRNA TECHNOLOGIES INC.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

12448x 201
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 5 Pages)

CUSIP No. 12448x 201	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Pierre F. Lapeyre, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,891,943
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,891,943
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,891,943
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.25% (1)
12	TYPE OF REPORTING PERSON IN

(1) The percentage set forth in Row 11 of this Cover Page is based on 23,613,945 shares of Common Stock of the Issuer outstanding as of September 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 8, 2021.

CUSIP No. 12448x 201	13G	Page 3 of 5 Pages

Item 1(a).	NAME OF ISSUER:

Byrna Technologies Inc. (the “Issuer”)

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

100 Burtt Road, Suite 115

Andover, MA 01810

Item 2(a).	NAME OF PERSON FILING:

Pierre F. Lapeyre, Jr.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

Item 2(c).	CITIZENSHIP:

United States

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP NUMBER:

12448x 201

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Item 4.	OWNERSHIP.

The information required by Item 4 is set forth in Rows (5) – (11) of the cover page and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

CUSIP No. 12448x 201	13G	Page 4 of 5 Pages

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Not applicable.

CUSIP No. 12448x 201	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2022

PIERRE F. LAPEYRE, JR.

/s/ Pierre F. Lapeyre, Jr.